Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

Three Months Ended March 31, 2013
Earnings
Income from continuing operations before provision for income taxes	$144,026
Income from equity investees	(15,680)
Distributed income from equity investees	11,297
Interest and amortization of deferred finance costs	156,350
Amortization of capitalized interest	3,911
Implicit rental interest expense	17,889

Total Earnings	$317,793

Fixed Charges
Interest and amortization of deferred finance costs	$156,350
Capitalized interest	3,142
Implicit rental interest expense	17,889

Total Fixed Charges	$177,381

Ratio of Earnings to Fixed Charges	1.79